UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

      Waste Systems International, Inc. (f/k/a BioSafe International Inc.)
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    94106P209
               ---------------------------------------------------
                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                              Wellesley, MA  02181
                                  781-283-8500
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 11, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 2 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [   ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [   ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        5,567,407
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     5,567,407
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,567,407
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     58.8%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 3 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        5,567,407
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     5,567,407
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,567,407
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     58.8%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 4 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        5,567,407
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     5,567,407
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,567,407
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     58.8%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 5 OF 8 PAGES

     Item 1.   Security and Issuer:

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with the Schedule 13D dated June 26, 1997 ("Schedule 13D") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

     This filing of this Amendment No. 1 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of the common stock , par value of $.001 per share, (the "Shares") of Waste Systems International, Inc. (f/k/a BioSafe International, Inc.) (the "Company"). The principal executive offices of the Company are located at Lexington Office Park, 420 Bedford Street, Suite 300, Lexington, MA 02173.

     Item 3.   Sources and Amount of Funds or Other Consideration:

     Item 3 is deleted in its entirety and amended as set forth below:

     On June 26, 1997, B III Capital Partners, L.P. (the "Fund") purchased 50,000 Shares of Series A Convertible Preferred Stock (the "Preferred Stock") through a private placement transaction for cash in the amount of $5,000,000.00. Pursuant to the terms of the Preferred Stock, the shares of Preferred Stock may, at the option of the holder, be converted at any time or from time to time into Shares. The Preferred Stock may by converted into 3,555,556 Shares (taking into account the reverse stock split since such date).

     On February 12, 1998, the Fund purchased Subordinated Notes and 11,851 Shares (taking into account the reverse stock split) pursuant to a private placement for cash. $40,000 of the purchase price was allocated to the purchase of the Shares.

     On May 11, 1998, the Fund purchased $20,000,000 face amount of 7% Subordinated Notes due 2005 (the "Notes") under Rule 144A, following a private placement to the Initial Purchaser, for cash in the amount of $20,000,000. The Fund may, at any time after receipt of approval by the Company's stockholders of the optional


                                  SCHEDULE 13D
CUSIP NO. 94106P209                     PAGE 6 OF 8 PAGES

conversion provisions of the Notes (the "Stockholder Approval") until payment of the Notes, convert the Notes into Shares at a conversion price per share equal to $10.00 per Share, subject to adjustment. Accordingly, as a result of its ownership of the Notes, the Fund may be deemed to own 2,000,000 Shares.

     Item 5.   Interest in Securities of Issuer:

     Item 5 is deleted in its entirety and amended as set forth below.

     (a) The Fund beneficially owns, and DDJ III and DDJ beneficially own as general partner and investment manager, respectively, of the Fund 5,567,407 Shares (assuming conversion of all of its Preferred Stock and convertibility and conversion of all of its Notes - see Item 3), or approximately 58.8% of the
outstanding Shares of the Company.   Neither DDJ nor any of the DDJ Affiliates
and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

     (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

     (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended to add the following paragraphs:

     The Fund is entitled to the benefits of a Registration Rights Agreement entered by the Company and the Initial Purchaser in connection with the sale of the Notes (see Item 3), obligating the Company to register the resale of the Shares into which the Notes are converted or convertible.

     The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and or sell such debt securities.

     Item 7.   Material to be filed as Exhibits:

     Not Applicable.
                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 7 OF 8 PAGES


                                   Signature:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/____Judy K. Mencher__
     Judy K. Mencher
     Member


                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 8 OF 8 PAGES


     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02181, except that the principal address of Kepler Overseas Corp., Mr. Austin and Mr. Hunter is c/o Goldman Sachs (Cayman), Harbour Centre, George Town, Post Office Box 896, Grand Cayman Islands. Mr. Harmetz, Mr. Breazzano and Ms. Mencher are U. S. citizens. Mr. Austin and Mr. Hunter are Cayman Islands citizens.


NAME                  PRINCIPAL OCCUPATION OR EMPLOYMENT
=====                 =======================================

Daniel G. Harmetz     Principal of DDJ Capital Management, LLC, DDJ Galileo,
                      LLC and DDJ Copernicus, LLC

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                      LLC and DDJ Copernicus, LLC

Judy K. Mencher       Principal of DDJ Capital Management, LLC, DDJ Galileo,
                      LLC, DDJ Copernicus, LLC, Vice President of DDJ Overseas
                      Corporation and Director of Kepler Overseas Corp.

Michael Austin        Director of DDJ Overseas Corporation, Director of Kepler
                      Overseas Corp.; Corporate Director

Dennis Hunter         Director of Kepler Overseas Corporation; Managing
                      Director of Queensgate Bank